Exhibit 99.1

Sky Solar Announces Settlement with Hudson

HONG KONG, November 7, 2019 — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, announced today that on November 5, 2019, it entered into a settlement agreement (the “Settlement Agreement”) with Hudson Solar Cayman, LP and its affiliates (collectively, “Hudson”), in connection with the lawsuit filed by Hudson against the Company earlier this year.

On February 8, 2019, Hudson filed an action against the Company in the Supreme Court of the State of New York, seeking summary judgment in lieu of a complaint to, among other things, accelerate amounts allegedly due under a note purchase agreement and enforce certain guaranties related to the note purchase agreement against the Company. The Company opposed Hudson’s allegations in the action.

The Settlement Agreement resolves the disputes in connection with the lawsuit. Under the settlement, Hudson agreed to dismiss its lawsuit and convert outstanding amounts of the notes issued to Hudson pursuant to the note purchase agreement into equity interests in certain project companies owned by Sky Solar in the United States, Uruguay, Chile, Czech Republic, and Japan. Sky Solar further agreed to Hudson’s purchasing additional equity interests in some of those project companies. These transactions will result in a net payment of approximately US$18 million to the Company, subject to certain working capital adjustments. Both parties also agreed to release each other from liabilities in connection with the Hudson lawsuit.

The Settlement Agreement remains subject to Hudson’s and the Company’s entering into further definitive documentation to close the debt-to-equity conversions and acquisitions agreed to in the Settlement Agreement. The parties have until December 16, 2019 to close the transactions under the Settlement Agreement.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe and North America. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2018, the Company owned and operated 211.0 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

Sky Solar Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com